COMMENTS RECEIVED ON 12/03/2024

FROM KIM McMANUS

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Enhanced High Yield ETF, Fidelity Preferred Securities & Income ETF

POST-EFFECTIVE AMENDMENT NO. 127

1)

C:

The Staff notes that the 485(a) filing identifies one series/class. The Staff requests we include all series/classes included in this prospectus when filing the 485(b). In future filings, the Staff requests ensure the 485(a) includes the series/class IDs for all funds for which the filing is substantively made.

R:

Each fund will update its financials and make certain nonmaterial changes in a filing pursuant to Rule 485(b), which will include series and class identifiers for all funds and classes for which the filing is made. In future 485(a) filings, we will include series and class identifiers for all funds in the prospectus(es).

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff request we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

Each fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

3)

Fidelity Enhanced High Yield ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Below investment grade debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities, such as hybrids and synthetic securities, believed to have debt-like characteristics (e.g., securities classified as Tier 2 Regulatory capital, securities that rank above share capital in an insolvency waterfall, securities with maturity dates and non-cancellable interest payment structures) that are rated below BBB- or its equivalent by at least one nationally recognized statistical ratings organization (NRSRO), or, if unrated, determined by the Adviser to be of comparable quality..”

C:

The Staff requests we explain how inclusion of treasury securities and money market securities within the definition of “below investment grade debt securities” is consistent with plain English meaning or established industry use.

R:

The disclosure will be replaced with the following disclosure:

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities, such as hybrids and synthetic securities, believed to have debt-like characteristics (e.g., securities classified as Tier 2 Regulatory capital, securities that rank above share capital in an insolvency waterfall, securities with maturity dates and non-cancellable interest payment structures).

Below investment grade debt securities are debt securities that are rated below BBB- or its equivalent by at least one nationally recognized statistical ratings organization (NRSRO), or, if unrated, determined by the Adviser to be of comparable quality.”

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

Investing in derivative instruments is not a principal investment strategy for the fund and as such additional disclosure regarding derivatives is not required pursuant to Form N-1A, Item 4(a). Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

Investing in derivatives is not a principal investment strategy of the funds.  The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to the Amended Names Rule. Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule.  Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a derivatives/leverage-related risk or explain why such risk is not material.

R:

Investing in derivatives is not a principal investment strategy of the funds. As a result, we believe the fund’s existing disclosure remains appropriate.

7)

Fidelity Preferred Securities & Income ETF

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that all LIBOR publication has ceased and requests we revise the “Interest Rate Changes” risk disclosure or explain the inclusion of this disclosure.

R:

The disclosure will be revised as follows:

“Interest Rate Changes. Debt securities, including money market securities, have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and certain types of securities, such as mortgage securities and the securities of issuers in the financial services sector, can be more sensitive to interest rate changes, meaning the longer the maturity of a security, the greater the impact a change in interest rates could have on the security's price. Short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates. Securities with floating interest rates can be less sensitive to interest rate changes, but may decline in value if their interest rates do not rise as much as interest rates in general. Securities whose payment at maturity is based on the movement of all or part of an index and inflation-protected debt securities may react differently from other types of debt securities. In market environments where interest rates are rising, issuers may be less willing or able to make principal and/or interest payments on securities when due. ~~As a result of benchmark reforms, publication of most~~ Certain investments held by a fund may have relied on the London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another~~) settings has ceased. Some~~). As a result of benchmark reforms, publication of all LIBOR settings ~~continue to be published but only on a temporary, synthetic, and non-representative basis. It is expected that all synthetic LIBOR settings will be discontinued at the end of September 2024.~~ has ceased. Although the transition process away from certain benchmark rates, including LIBOR, for more instruments has ~~become increasingly well-defined~~ been completed, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain and may adversely impact a fund's performance.”